Exhibit 5.1

[LETTERHEAD]

July 26, 2010
The Board of Directors
Bulk Storage Software, Inc.
10790 Glengate Loop
Highlands Ranch, Colorado 80130

Re:	Registration Statement on Form S-1
Bulk Storage Software, Inc., common stock,
par value $0.001 per share

Gentlemen:

         We are acting as counsel for Bulk Storage Software, Inc., a Colorado corporation (the"Company"), in connection with the preparation of the Registration Statement on Form S-1 (the "Registration Statement"), as to which this opinion is a part, filed with the Securities and Exchange Commission (the "Commission") on July 26, 2010 for the registration by certain selling shareholders of 1,253,080 shares of common stock, $0.001 par value, of the Company (the "Shares").

         In connection with rendering our opinion as set forth below, we have reviewed and examined originals or copies of such corporate records and other documents and have satisfied ourselves as to such other matters as we have deemed necessary to enable us to express our opinion hereinafter set forth.

         Based upon the foregoing, it is our opinion that:

         The Shares to be registered as covered by the Registration Statement, when sold in accordance with the terms and conditions set forth in the Registration Statement, will be duly authorized, validly issued, fully paid and nonassessable.

         We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the prospectus included in the Registration Statement.

Very truly yours,

/s/ David Wagner & Associates, P.C.
    DAVID WAGNER & ASSOCIATES, P.C.